                                                                    EXHIBIT 99.1


                                                                 [PRIMACOM LOGO]

                                CONTACTS: Paul Thomason
                                          Chief Financial Officer
                                          Tel.: 49 6131 / 9310-101
PRESS RELEASE

                                          Alexander Hoffmann
                                          Executive Vice President
                                          Tel.: 49 6131 / 9310-150
                                          Fax: 49 6131 / 9310-189
                                          investor@primacom.de
                                          Company Web Site: www.primacom.de



                       PRIMACOM REPORTS THIRD QUARTER AND
                         FIRST NINE MONTHS 2001 RESULTS

                 - THIRD QUARTER 2001 REVENUES, EBITDA INCREASED
                       OVER SECOND QUARTER 2001 LEVELS -

MAINZ, GERMANY, November 29, 2001 - PrimaCom AG (Neuer Markt Frankfurt, "PRC"/ID No. 625910; Nasdaq: PCAG) today reported its results for the three and nine month periods ended September 30, 2001. The Company's results reflect the inclusion of the Dutch subsidiary Multikabel as of October 1, 2000.

Third quarter 2001 revenue of Euro 41.8 million increased by 5.2 % over revenues of Euro 39.7 million in the second quarter 2001. Third quarter 2001 EBITDA of Euro 17.6 million increased by 3.9 per cent over second quarter 2001 of Euro 16.9 million.

Revenues for the third quarter of 2001 were Euro 41.8 million, a 53.5 % increase over revenues of Euro 27.2 million in the third quarter of 2000. Revenues for the first nine months of 2001 increased 47.3 % to Euro 120.3 million from Euro 81.7 million for the first nine months of 2000. The increased revenues primarily reflect the first time contributions of Multikabel in the Netherlands and acquisitions in Germany made subsequent to the third quarter of 2000, rate increases for basic analog cable television services, and the continued growth of high-speed Internet access and digital television services.

For the third quarter of 2001, Adjusted EBITDA (earnings before extraordinary items, discontinued operations, minority interests, net interest expense, taxes, depreciation, amortization, non-cash compensation expense and non-operating expenses less non-operating income) amounted to Euro 18.6 million compared with Euro 10.9 million in the year ago period, primarily as the result of the Multikabel, the German acquisitions and the improved performance of the digital television and high-speed Internet access services. Adjusted EBITDA margins improved from 40,0% to 44,5% period to period. For the first nine months of 2001, Adjusted EBITDA amounted to Euro 53.7 million compared with Euro
34.9 million for the first nine months of 2000. The Adjusted EBITDA margin improved from 42.7% for the first nine months of 2000 to 44.6 % for the first nine months of 2001.

The net loss for the third quarter of 2001 was Euro 27.9 million, or Euro 1.41 per basic and diluted share, versus a net loss of Euro 19.7 million, or Euro
1.00 per basic and diluted share for the third quarter of 2000. The net loss for the third quarter ended September 30, 2001 includes Euro 27.9 million of non-cash depreciation and amortization expense, Euro 2.4 million of non cash expense to the decrease in the fair value of our interest rate caps and floors, and Euro 1.0 million of non-cash compensation expense related to the stock-option plans of the Company. The net loss for the first nine month of 2001 was Euro 81.3 million, or Euro 4.11 per basic and diluted share, versus Euro
36.8 million, or Euro 1.87 per basic and diluted share, for the first nine month of 2000.

                                    PRIMACOM
                                  CABLE NETWORK

                                                             September 30         September 30
                                                                     2000                 2001
                                                          ----------------     ----------------
         Homes passed by coax 450 MHz networks                  1.386.227            1.401.339
         Homes passed by fiber                                    406.550              550.891
                                                          ----------------     ----------------
         Total homes passed                                     1.792.777            1.952.230
                                                          ================     ================
         Ready for service homes 862 MHz networks                 375.302              439.034
                                                          ================     ================

         Analog CATV subscribers served by 450 MHz                896.281              909.903
         Analog CATV subscribers served by 862 MHz                340.241              396.226
                                                          ----------------     ----------------
         Total analog subscribers                               1.236.522            1.306.129

         862MHz services:
               Digital TV subscribers                               2.453                7.857
               Internet subscribers                                14.624               30.853
               Data communication subscribers                          --                  758
                                                          ----------------     ----------------
         Total revenue generating units                         1.253.599            1.345.597
                                                          ================     ================

Analog Cable Television
-----------------------

In the third quarter of 2001, Analog CATV subscribers reached 1,306,129 , an increase of 5.6 % over analog CATV subscribers of 1,236,522 in the third quarter last year. The primary factor responsible for the growth was the acquisition of seven cable-television networks in Germany with 64,500 customers at the date of acquisition. Since September 30, 2000, Multikabel has added approximately 4,260 analog cable subscribers, and PrimaCom has added approximately. 847 analog subscribers in Germany through organic growth.

For the third quarter revenue from analog cable television was Euro 36.3 million, an increase of 35.4 % from revenue of Euro 26.8 million in the third quarter of 2000. The primary factor of this increase was the acquisition of Multikabel which contributed approximately Euro 7.7 million.

High-speed Internet Access
--------------------------

As of September 30, 2001, PrimaCom passed approx. 550,891 homes with fiber optic cable and had 439,034 fully upgraded and ready for service homes, compared with approximately 375,302 at the same time a year ago.

At the end of the third quarter, total Internet subscribers reached 30,853 compared to 14,624 at September 30, 2000. The following table reflects high-speed Internet access growth and penetration levels:

                          2nd Quarter    3rd Quarter     4th Quarter   1st Quarter    2nd Quarter     3rd Quarter
                             2000            2000           2000           2001          2001            2001
                          -----------    -----------     -----------   -----------    -----------     -----------
    Ready for service
    homes                   50,855         375,302         411,000       418,000        418,000         439,034
    Internet
    subscribers                620          14,624          20,489        24,442         26,950          30,853

    Penetration                1.2 %           3.9 %           5.0 %         5.8 %          6.4 %           7.0 %

    Revenue Euro 000            75              84             540           662            761           3,183
    Total revenue
    %                          0.3 %           0.3 %           1.3 %         1.7 %          1.9 %           7.6 %

On July 1, 2001 PrimaCom acquired the high-speed Internet access business of QuickNet in the Netherlands and cancelled its affiliation agreement. The impact of the acquisition was a substantial increase in average revenue per Internet subscriber beginning in the third quarter of 2001.

Digital Television
------------------

PrimaCom, through Multikabel, launched digital television services in the Netherlands in the third quarter of 2000 and in Germany the service was soft launched in the fourth quarter of 2000.

As of September 2001, PrimaCom reported digital television subscribers of 7,857. The following table reflects the Digital Television subscriber growth and penetration:

                          2nd Quarter    3rd Quarter     4th Quarter   1st Quarter    2nd Quarter     3rd Quarter
                             2000            2000           2000           2001          2001            2001
                          -----------    -----------     -----------   -----------    -----------     -----------

    Ready for service
    homes                   50,855         375,302         411,000       418,000        418,000         439,034
    Digital Television
    Subscribers                 --           2,453           5,395         5,997          6,874           7,857
    Penetration                 --             0.7 %           1.3 %         1.4 %          1.6 %           1.8 %
    Revenue Euro 000            --              --             103           218            170             249
    Total revenue
    %                           --              --             0.2 %         0.6 %          0.4 %           0.6 %

For the third quarter of 2001, digital television subscription fees contributed approximately Euro 249,000 to revenue.

Data Communication
------------------

Data communications services contributed over Euro 918,000 to revenue in the 2001 third quarter, compared to virtually no revenues in the third quarter of 2000.

                          2nd Quarter    3rd Quarter     4th Quarter   1st Quarter    2nd Quarter     3rd Quarter
                             2000            2000           2000           2001          2001            2001
                          -----------    -----------     -----------   -----------    -----------     -----------
    Data
    Communications
    Subscribers               --              --             285           366            420             758
    Revenue Euro 000          --              --             424           626            909             918
    Total revenue %           --              --             1.0 %         2.0 %          2.3 %           2.2 %

Other revenues, which includes e-commerce, advertising, carriage fees and other, reached Euro 1.1 million for the quarter ended September 30, 2001 compared to Euro 0.3 million for the third quarter 2000.

Financial Position
------------------

As of September 30, 2001, PrimaCom's aggregate outstanding indebtedness was approximately Euro 813.3 million, comprised of Euro 802.6 million of bank debt outstanding, Euro 10.7 million of capital leases obligations. Adjusted EBITDA for the third quarter and nine months 2001 offers full interest coverage on cash interest of Euro 14.8 million and Euro 45.2 million respectively.

Paul Thomason, Speaker of the Executive Board and Chief Financial Officer, commented, "During the third quarter, PrimaCom continued to consolidate its acquisitions in both the Netherlands and Germany and recognize synergies. We also began to see the growth prospects of high-speed Internet and digital television, as both products experienced again double-digit growth in terms of subscribers from the second quarter of 2001 to the third quarter of 2001. The revenue contribution from our new high-speed Internet, digital television and data communications services product offerings reached Euro 4.3 million compared to Euro 0.1 million in the same period in 2000. The improvement in our Adjusted EBITDA margin that began in the fourth quarter of 2000 continued, and reflects the Company's efforts on all fronts.

Mr. Thomason concluded, "As we move into the last quarter of 2001, we remain confident in our ability to achieve our goals. We will continue to grow our presence in the broadband service market both in Germany and the Netherlands and both of these factors will lead to the continued diversification of our revenue stream. With one of the strongest financial positions in the European cable industry, we remain committed to the continued achievement of our long-term goals.

Conference call
---------------

In conjunction with this release, PrimaCom will host a conference call, which will be simultaneously broadcast live over the Internet. Listeners can access the conference call live over the following call number or through a link in the international visitors section of the Company's web site. Please allow 15 minutes prior to the call to visit the sites to download and install any necessary audio software. After the call has taken place, its archived version may be accessed at these web sites.

                                 CONFERENCE CALL
                         scheduled for November 29, 2001
                     at 5:00 PM (Germany), 4:00 PM (London),
                     11:00 AM EDT, 10:00 AM CDT, 8:00 AM PDT
                        Listeners call: +49 (0) 6074-8643
                             or access via INTERNET:
        http://www.primacom.de/international/1-0_start/index_set.html or
         http://www.primacom.de/international/2-0_company/index_set.html

Paul Thomason, Speaker of the Executive Board and Chief Financial Officer, and Hans Wolfert, Chief Corporate Development Officer will host the call.

PRIMACOM AG (Neuer Markt Frankfurt: "PRC" or ID No. "625910" and Nasdaq "PCAG", www.primacom.de) is the fourth largest private network operator in Germany and the Netherlands, currently passing more than 1.9 million households and with approximately 1.3 million customers. PrimaCom provides customers with multi-media services via its own broadband cable network. With the introduction of digital television, high-speed Internet and data communications services, PrimaCom has introduced a range of interactive services that use a set-top box as a platform. Upgraded customers are being served with more than 100 TV and Radio programs, pay-per-view- and high-speed Internet services. PrimaCom continues to develop as a multi-media communications company.

This press release includes forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Because these statements apply to future events, they are subject to risks and uncertainties that could cause actual results to differ materially, including PrimaCom's absence of an operating history subsequent to the Multikabel Acquisition and its transformation to a broadband communications company, its possible future need for additional financing, competitive factors and restrictions imposed by existing and possible future debt instruments.

================================================================================

                             Financial Tables follow

================================================================================

                          PRIMACOM AG AND SUBSIDIARIES
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                    FOR THE THREE MONTHS ENDED SEPTEMBER 30TH
                                                            (UNAUDITED)


                                                       3 MONTH         3 MONTH
                                                        2000            2001
                                                       --------        --------
                                                       EURO 000        EURO 000
                                                       --------        --------
Revenues                                                 27,200          41,758
Operating costs and expenses:
   Operations ...................................         5,876          10,701
   Selling, general and administrative ..........         7,067           9,862
   Corporate overhead ...........................         4,442           3,636
   Depreciation and amortization ................        15,553          27,877
                                                         ------          ------
   Total ........................................        32,938          52,076
                                                         ------          ------

Operating loss ..................................        (5,738)        (10,318)
Interest expense:
   Bank debt ....................................         5,946          17,934
   Sale-leaseback ...............................           356             315
                                                         ------          ------
   Total ........................................         6,302          18,249
Other income ....................................             0             307
                                                         ------          ------
Loss from continuing operations before income
   taxes and other items ........................       (12,040)        (28,260)
Income tax benefit (expense) ....................          (134)            478
                                                         ------          ------
Loss before minority interest and equity earnings       (12,174)        (27,782)
Minority interest in net income of subsidiaries .           (15)            (17)
Equity loss in affiliate ........................             0             (76)
                                                         ------          ------
Loss from continuing operations .................       (12,189)        (27,875)
Extraordinary loss ..............................        (7,560)              0

Net loss ........................................       (19,749)        (27,875)
                                                        =======         =======

Loss per share: Basic and diluted ...............          (100)           (141)
Average number of shares outstanding ............    19,728,552      19,786,052

EBIT ............................................        (5,738)        (10,318)
EBITDA ..........................................         9,815          17,559
EBITDA Marge ....................................           361%            420%
ADJUSTED EBITDA .................................        10,869          18,592
ADJUSTED EBITDA Marge ...........................           400%            445%

                          PRIMACOM AG AND SUBSIDIARIES
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                    FOR THE NINE MONTHS ENDED SEPTEMBER 30TH
                                   (UNAUDITED)

                                                          9 MONTH        9 MONTH
                                                           2000            2001
                                                         --------        --------
                                                         EURO 000        EURO 000
                                                         --------        --------
Revenues ..........................................        81,673         120,332
Operating costs and expenses:
   Operations .....................................        18,745          30,587
   Selling, general and administrative ............        17,871          27,569
   Corporate overhead .............................        13,254          11,393
   Depreciation and amortization ..................        46,576          81,971
                                                         --------        --------
   Total ..........................................        96,446         151,520
                                                         --------        --------

Operating loss ....................................       (14,773)        (31,188)
Interest expense:
   Bank debt ......................................        12,515          49,958
   Sale-leaseback .................................         1,143           1,039
                                                         --------        --------
   Total ..........................................        13,658          50,997
Other income ......................................             0             716
                                                         --------        --------
Loss from continuing operations before income
   taxes and other items ..........................       (28,431)        (81,469)
Income tax benefit (expense) ......................          (699)          1,335
                                                         --------        --------
Loss before minority interest and equity earnings .       (29,130)        (80,134)
Minority interest in net income of subsidiaries ...          (114)            (48)
Equity loss in affiliate ..........................             0            (180)
                                                         --------        --------
Loss from continuing operations ...................       (29,244)        (80,362)
Extraordinary loss ................................        (7,560)              0
Cumulative effect of change in accounting principle             0            (946)
                                                         --------        --------
Net loss ..........................................       (36,804)        (81,308)
                                                         ========        ========

Loss per share: Basic and diluted .................         (1.87)          (4.11)
Average number of shares outstanding ..............    19,728,552      19,775,026

EBIT ..............................................       (14,773)        (31,188)
EBITDA ............................................        31,803          50,783
EBITDA Marge ......................................          38.9%           42.2%
ADJUSTED EBITDA ...................................        34,851          53,682
ADJUSTED EBITDA Marge .............................          42.7%           44.6%